

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 15, 2010

Via U.S. Mail and Facsimile

John C. Ricci
General Counsel
Green Dot Corporation
605 East Huntington Drive, Suite 205
Monrovia, CA 91016

> **Re: Green Dot Corporation**
> **Registration Statement on Form S-1**
> **Filed November 8, 2010**
> **File No. 333-170467**

Dear Mr. Ricci:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed November 8, 2010

General

1. Prior to requesting effectiveness of the registration statement, please provide the staff with a letter from FINRA indicating whether FINRA objects to the underwriters' compensation.

2. Please file missing exhibits with your next amendment or tell us when the exhibits will be filed. Note that we may have comments after reviewing these documents.

Prospectus Cover Page

3. Please revise to disclose the number of shares being offered in the public offering. This information must be disclosed prior to first using the prospectus. Revise the remainder of the prospectus accordingly. Refer to Item 501(b)(2) of Regulation S-K.

Principal and Selling Stockholders, page 122

4. Please revise to include all of the missing information in the selling stockholder table on page 123 prior to first using the prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Matt McNair, Attorney-Adviser, at (202) 551-3583 or me at (202) 551-3434 with any questions.

Sincerely,

Michael R. Clampitt
Senior Counsel

cc: Laird H. Simons III, Esq.
        William L. Hughes, Esq.
        James D. Evans, Esq.
            Fenwick & West LLP